Mail Stop 3040
                                                           October 17, 2018


Wei Wei
Chief Executive Officer
Pintec Technology Holdings Limited
216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road
Chaoyang District, Beijing
People's Republic of China

       Re:      Pintec Technology Holdings Limited
                Amendment No. 1 to Registration Statement on Form F-1 Filed October 10, 2018
                File No. 333-226188

Dear Mr. Wei:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based compensation expenses, page 102

1. Revise to include a discussion of the methods used to determine the fair value of the underlying Pintec ordinary shares and the nature of the material assumptions involved.
       We refer you to your response letter dated July 16, 2018 where you indicated that you would provide this disclosure.
 Wei Wei
Pintec Technology Holdings Limited
October 17, 2018
Page 2

Description of American Depositary Shares, page 189

2. We note the deposit agreement that has been filed as Exhibit 4.3 to the registration statement provides for the irrevocable waiver of any right to a trial by jury in any claim against you. In this section of the prospectus and a risk factor, please describe how this provision impacts the rights of your ADS holders, and highlight its irrevocability. As part of your response, please also (i) clarify whether this provision applies to claims under the U.S. federal securities laws, and if so, disclose that your ADS holders will not be deemed to have waived your compliance with such laws and the rules and regulations thereunder; and (ii) specifically describe the basis for your belief that it is enforceable under federal law and the law of the State of New York.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18. Share based compensation expenses, page F-105

3. Revise page F-109 to disclose the amount of share-based compensation expense that will be recognized at the completion of the IPO for the options with the performance condition.

4. Please revise here and in the critical accounting policy beginning on page 102 to provide a rollforward for the Pintec option activity. Also, revise your disclosures in the critical accounting policy section to discuss the May 2018 grant.


        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735.

                                                            Sincerely,

                                                            /s/ Jan Woo

                                                            Jan Woo
                                                            Legal Branch Chief
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP